FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2005
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES
TITLE OF ISSUE	EFFECTIVE	ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
DAVID MORRISON
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2005 as follows:
The exhibit index is hereby amended by adding the following exhibit:
     “Exhibit (g) – Certain Information Relating to KfW’s U.S. Dollar-Denominated Notes, Euro-Denominated Bonds, Canadian Dollar-Denominated Notes and Notes Denominated in Currencies Other Than U.S. Dollars, Euros or Canadian Dollars.”
This 18-K/A is intended to be incorporated by reference into the prospectus dated January 3, 2006 relating to KfW’s global notes and bonds, but is not intended to be incorporated by reference into the prospectus supplement dated January 5, 2006 relating to KfW’s medium-term note program. For the avoidance of doubt, the information set forth in Exhibit (g) will not be applicable to the medium-term note program.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Dr. Frank Czichowksi
	Title:	Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

Date: July 3, 2006